                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 Schedule 13D/A

          Under the Securities Exchange Act of 1934 (Amendment No. 6)

                            DUPONT PHOTOMASKS, INC.

          Common Stock, par value $0.01 (Title of Class of Securities)

                                  26613X 10 1
                                 (CUSIP Number)

                             Peter C. Mester, Esq.
                      E.I. du Pont de Nemours and Company
                                1007 Market St.
                              Wilmington, DE 19898
                                 (302) 774-6445
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 22, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP    NUMBER: 26613X 10 1                                  PAGE 2 OF 11 PAGES


--------------------------------------------------------------------------------
1)   Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

             E.I. du Pont de Nemours and Company; 51-0014090
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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
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3)   SEC Use Only
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4)   Source of Funds (See Instructions)
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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6)       Citizenship or Place of Organization                           Delaware
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   Number of                        7)      Sole Voting Power                  0
    Shares                 -----------------------------------------------------
 Beneficially
   Owned by                         8)      Shared Voting Power
Each Reporting             -----------------------------------------------------
 Person With
                                    9)      Sole Dispositive Power             0
                           -----------------------------------------------------
                                    10)     Shared Dispositive Power
                           -----------------------------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                        0
         -----------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)                0.00%
--------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)                         CO
--------------------------------------------------------------------------------

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CUSIP    NUMBER: 26613X 10 1                                  PAGE 3 OF 11 PAGES


--------------------------------------------------------------------------------
1)   Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

           DuPont Chemical and Energy Corporation; 51-0313062
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
   Number of              7)       Sole Voting Power                           0
    Shares        --------------------------------------------------------------
 Beneficially
   Owned by               8)       Shared Voting Power
Each Reporting    --------------------------------------------------------------
 Person With
                          9)       Sole Dispositive Power                      0
                  --------------------------------------------------------------
                          10)      Shared Dispositive Power
                  --------------------------------------------------------------
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                        0
--------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)                0.00%
--------------------------------------------------------------------------------
14)      Type of Reporting Persons (See Instructions)                         CO
--------------------------------------------------------------------------------


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CUSIP    NUMBER: 26613X 10 1                                  PAGE 4 OF 11 PAGES



         This Amendment No. 6 to Schedule 13D is filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont") and by Du Pont Chemical and Energy Operations, Inc., a Delaware corporation and wholly owned subsidiary of DuPont ("DCEO"), with respect to the common stock of DuPont Photomasks, Inc., a Delaware corporation ("DPI" or the "Issuer"):

ITEM 1.       SECURITY AND ISSUER.

              This Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of DPI. The principal executive offices of DPI are located at 131 Old Settlers Boulevard, Round Rock, Texas 78664.

ITEM 2.       IDENTITY AND BACKGROUND.

              This Schedule 13D is filed by DuPont and by DCEO. The principal executive offices of both corporations are located at 1007 Market Street, Wilmington, Delaware 19898.

              DuPont was founded in 1802 and was incorporated in Delaware in 1915. DuPont is a world leader in science and technology in a range of disciplines including high-performance materials, specialty chemicals, pharmaceuticals and biotechnology. DuPont operates globally through some 20 strategic business units. Within the strategic business units, approximately 80 businesses manufacture and sell a wide range of products to many different markets, including the transportation, textile, construction, automotive, agricultural and hybrid seeds, nutrition and health, pharmaceuticals, packaging and electronics markets.

              DuPont's strategic business units have been aggregated into nine reportable segments Agriculture & Nutrition, Nylon Enterprise, Performance Coatings & Polymers, Pharmaceuticals, Pigments & Chemicals, Pioneer Hi-Bred International, Inc., Polyester Enterprise, Specialty Fibers and Specialty Polymers.


              DCEO was incorporated in Delaware in 1988 and is limited by its certificate of incorporation to the making, maintenance and management of its intangible investments and the collection and distribution of the income from such investments. DCEO is a wholly owned subsidiary of DuPont.

              Information concerning the directors and executive officers of DuPont and DCEO is contained in Schedule A attached hereto.

              During the last five years, none of DuPont or DCEO nor, to the best knowledge of DuPont and DCEO, any director or executive officer of DuPont or DCEO has been (i) convicted in a criminal



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CUSIP    NUMBER: 26613X 10 1                                  PAGE 5 OF 11 PAGES



proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OTHER CONSIDERATION.

              Not applicable.

ITEM 4.       PURPOSE OF TRANSACTION.

              On October 5, 2004, the Issuer announced that it had entered into an agreement pursuant to which Toppan Printing Co., Ltd. ("Toppan") would acquire all of the outstanding shares of the Issuer for cash. DuPont agreed to vote its shares of the Issuer in favor of the transaction and sell all of its shares of the Issuer if the transaction was consummated. On April 22, 2005, the transaction was consummated and Toppan acquired all of the outstanding shares of the Issuer, including all of the shares owned by DuPont or DCEO.


              (a)-(j) Not applicable.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              (a) and (b) As a result of the acquisition by Toppan of all of the outstanding shares of the Issuer, neither DuPont nor DCEO has beneficial ownership of any of the Issuer's shares as of April 22, 2005.

              (c)-(d) Not applicable.

              (e) The reporting persons ceased to be beneficial owners of any of the Issuer's shares on April 22, 2005.



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CUSIP    NUMBER: 26613X 10 1                                  PAGE 6 OF 11 PAGES



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Not applicable.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              The following agreement is filed as an exhibit to this Schedule
13D.

              A. Agreement dated April 29, 2005 between DuPont and DCEO pursuant to which both agree that this Schedule is filed on behalf of both of them.




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CUSIP    NUMBER: 26613X 10 1                                  PAGE 7 OF 11 PAGES



                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 29, 2005


                                     E.I. DU PONT DE NEMOURS AND COMPANY


                                     By:     /s/ JOHN P. JESSUP
                                             John P. Jessup
                                             Vice President and Treasurer


                                     DUPONT CHEMICAL AND ENERGY
                                     OPERATIONS, INC.


                                     By:     /s/ A. LLOYD ADAMS
                                             A. Lloyd Adams
                                             Vice President and
                                             Assistant Treasurer



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CUSIP    NUMBER: 26613X 10 1                                  PAGE 8 OF 11 PAGES



                                   SCHEDULE A

         1. Set forth below are the name and present principal occupation or employment with E. I. du Pont de Nemours and Company of each director and executive officer. The address of each of the persons listed is c/o DuPont at 1007 Market Street, Wilmington, Delaware 19898. With the exception of Messrs. Belda, Lindahl and Naitoh, who are citizens of Brazil, Sweden and Japan, respectively, each person listed below is a citizen of the United States of America.

         DIRECTORS:

         Alain J. P. Belda            President and Chief Executive Officer,
                                      Alcoa Inc.

         Richard Brown                Director

         Curtis J. Crawford           President and Chief Executive Officer
                                      ZiLOG, Inc.

         John Dillon                  Director

         Louisa C. Duemling           Director

         Charles O. Holliday, Jr.     Chairman and Chief Executive Officer


         Louis D. Juliber             Chief Operating Officer,
                                      Colgate-Palmolive Company

         Masahisa Naitoh              Executive Vice President,
                                      ITOCHU Corporation

         William K. Reilly            President and Chief Executive Officer,
                                      Aqua International Partners, L.P.

         H. Rodney Sharp, III         Director

         Charles M. Vest              President,
                                      Massachusetts Institute of Technology




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CUSIP    NUMBER: 26613X 10 1                                  PAGE 9 OF 11 PAGES



         EXECUTIVE OFFICERS:

         C. O. Holliday, Jr.
         R. R. Goodmanson
         T. M. Connelly
         S. J. Mobley
         G. M. Pfeiffer
         W. Donald Johnson
         James C. Borel
         John C. Hodgson



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CUSIP    NUMBER: 26613X 10 1                                 PAGE 10 OF 11 PAGES



                2. Set forth below are the name and principal occupation or employment with DuPont Chemical and Energy Operations, Inc. of each director and executive officer. The address of each of the persons listed is c/o DuPont at 1007 Market Street, Wilmington, Delaware 19898. Each person listed below is a citizen of the United States.

         NAME AND ADDRESS               POSITION

         Karen K. Meneely               President and Director

         Andrew R. Girardi              Vice President, Treasurer and Director


         A. Lloyd Adams                 Vice President, Assistant Treasurer
                                        and Director

         Loriann Lea                    Secretary



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